FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

Item

1	Other Relevant Information dated March 10, 2020 – Additional Notice in Relation to the Call to the Ordinary General Shareholders’ Meeting of Banco Santander, S.A.

Item 1

Banco Santander, S.A. (“Santander”), pursuant to the provisions of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby announces:

OTHER RELEVANT INFORMATION

ADDITIONAL NOTICE IN RELATION TO THE CALL TO THE ORDINARY

GENERAL SHAREHOLDERS’ MEETING OF BANCO SANTANDER, S.A.

AND THE SPREAD OF CORONAVIRUS SARS-CoV-2

In relation to the ordinary general shareholders’ meeting of Banco Santander, S.A. (the “Bank” or the “Company”) called to be held at 9:30 a.m. on 2 April 2020, on first call, and at the same time on 3 April 2020, on second call (the meeting usually takes place on second call), at the Palacio de Exposiciones y Congresos (Avenida del Racing, s/n) in the city of Santander, and after the Bank’s board of directors has analysed and monitored the progress of the spread in Spain of coronavirus SARS-CoV-2, which causes the illness COVID-19, the following information is provided:

1.

As of today, the Bank maintains the call to the ordinary general shareholders’ meeting for the abovementioned dates, having carefully considered the pros and cons that cancelling or postponing the meeting to a later date to be determined would entail.

2.

The competent authorities have not considered it necessary, as of today, to ban or restrict, in general, holding events such as general shareholders’ meetings. However, it is foreseeable that additional measures may need to be adopted to hold the ordinary general shareholders’ meeting at the Palacio de Exposiciones y Congresos in the city of Santander. Holding the meeting involves gathering more than 2,000 people in an enclosed space every year, so it is critical that the Bank tries to protect their wellbeing by taking any measures considered appropriate from time to time.

3.

In particular and in view of the current situation on the spread of the coronavirus SARS-CoV-2 in Spain and the foreseeable development for the coming weeks, the board of directors finds that the best way to guarantee that shareholders can fully and safely exercise their rights at the next general meeting is through proxy-granting, voting prior to the meeting and remote attendance, thus, without attending in person to the premises where the general meeting will take place.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.	1/2

This consideration is made in view of the abovementioned circumstances, with the purpose of prioritising the protection of the wellbeing of all the Bank’s shareholders and the employees that make the organisation of the meeting possible, and having considered the practices followed by both multinational companies and international bodies such as the International Monetary Fund or the World Bank, who have cancelled the possibility of attending in person to their Spring Meeting, and, also taking into account the precautionary measures adopted by Santander Group for its employees, which include a ban on holding conventions and meetings that bring together a large number of people.

4.

With respect to the foregoing, shareholders are reminded that the Bank has different channels and means to participate in the ordinary general shareholders’ meetings other than attending in person. They are all described in the call to the meeting and in the Company’s corporate website (www.santander.com) or in www.juntasantander.com.

5.

These means include proxy-granting prior to the meeting (to a person who will attend the meeting in person or remotely) and voting prior to the meeting, whether by electronic means or by hand-delivery or postal correspondence. In any event, the proxies granted to the Chairman, to other members of the board or to the general secretary are expected to be accepted by the corresponding recipients.

6.

Furthermore, the Spanish regulation and the Bank’s by-laws and rules and regulations for the General Shareholders’ Meeting deal with and guarantee the rights to receive information, participate in meetings remotely and to vote at the general shareholders’ meeting without having to attend the meetings in person, using the software application to remotely attend the meeting through data transmission means, which enables real-time connection with the Palacio de Exposiciones y Congresos where the meeting will be held.

7.

The Bank will extend the means to participate in the meeting different than attending in person as they are expected to be in higher demand for this general meeting. The Bank may set up premises and equipment at location that will be indicated on the Company’s website to support this purpose. The proposed resolutions that are submitted to the shareholders at the general shareholders’ meeting have been published on the Company’s website since 28 February.

8.	All these measures are compatible with the fulfilment of the corporate duties and fully guarantee the shareholders’ voting and related rights.

9.	The Bank will continue to monitor the progress of the spread of SARS-CoV-2 and, if necessary, will update the information contained in this notice.

Santander, 10 March 2020

The General Secretary

Jaime Pérez Renovales

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.	2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: March 10, 2020	By:	/s/ José García Cantera
		Name:	José García Cantera
		Title:	Chief Financial Officer